EXHIBIT 99.3

OPEN MARKET PURCHASES BY FOSUN INDUSTRIAL OF TONGJITANG ADSs

SINCE THE FILING OF AMENDMENT NO. 12 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2009/6/22	11,418	45,672	3.5500
2009/8/06	3,371	13,484	3.0663
2009/8/07	4,264	17,056	3.1000
2009/8/10	542	2,168	3.1000